Megan N. Gates | 617 348 4443 | mgates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

September 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Office of Healthcare and Insurance

Re:	Mateon Therapeutics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 7, 2016

File No. 000-21990

Ladies and Gentlemen:

On behalf of Mateon Therapeutics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated September 27, 2016 with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”). The response is numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Notice of Special Meeting of Stockholders

1.	Comment: Please tell us the basis for your statement of belief that the common stock will be “meaningfully higher” provided you remain listed on NASDAQ. In this regard, please explain how this statement – and the statement concerning impairment of stock valuation in the first paragraph of the Notice – reconcile to your statement on page 9 that you cannot predict whether the reverse stock split will result in a sustained increase in your stock price or that the stock price will rise proportionately to the reduction in the number of shares. Alternatively, please remove the two statements referenced above from the Notice.

Response: The Company proposes to revise the disclosure in the Proxy Statement as set forth below.

The first paragraph of the Notice has been revised as follows:

“The board of directors (the “Board”) of Mateon Therapeutics, Inc. (“Mateon” or the “Company”), a Delaware corporation, has called a special meeting (the “Special Meeting”) of stockholders, to propose a reverse split of our common stock in order to preserve our listing on The NASDAQ Capital Market. This is extremely important for a number of reasons, including, most critically, maintaining liquidity in the trading of our common stock for the benefit of all stockholders. Quite simply, if we do not take this action~~, which in no way changes your percentage ownership of Mateon~~, then our common stock is likely to be delisted by NASDAQ~~,~~

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

~~which would likely significantly impair the valuation of our common stock and the entire company.~~. We believe there are meaningful benefits to Mateon and you as a shareholder if we are able to remain listed on NASDAQ. The application of the reverse split will not change your percentage ownership of Mateon unless you hold a fractional share as a result of the reverse split. We intend to repurchase fractional shares resulting from the reverse split at the closing price of our common stock on NASDAQ on the last trading day prior to the effective date of the reverse split. The repurchase of fractional shares would result in a minor change in the overall ownership of the Company, amounting to no more than approximately 0.00001% of the Company for any individual stockholder, and no more than 0.06% of the Company’s total issued and outstanding shares on an aggregate basis.”

The fifth-to-last paragraph of the Notice has been revised as follows:

“In closing, please note that we must consider the reverse split now because our stock will be subject to delisting if it does not trade over $1.00 per share for a minimum of ten consecutive trading days before November 28, 2016. To reiterate, I strongly believe that ~~the value of the common stock, which you hold, will be meaningfully higher~~ there are meaningful benefits to Mateon and to you as a shareholder if we are able to remain listed on The NASDAQ Capital Market, and this vote represents the last opportunity we have, which is fully under our control, to keep Mateon’s stock listed. Once again, if the reverse split is approved and implemented, every single shareholder in the Company, whether through ownership of common stock, warrants, or options, will participate equally~~.~~ in the effects of the reverse split, except with respect to fractional shares resulting from the reverse split, which will be repurchased for cash at the closing price of our common stock on NASDAQ on the last trading day prior to the effective date of the reverse split. This treatment of fractional shares will, as noted above, result in a minor change in the overall ownership of the Company, amounting to no more than approximately 0.00001% of the Company for any individual stockholder, and no more than 0.06% of the Company’s total issued and outstanding shares on an aggregate basis.”

The second-to-last paragraph under the heading “NASDAQ Requirements for Continued Listing” on page 9 of the Proxy Statement has been revised as follows:

“~~There~~ Based on the mathematics of a reverse split, which result in fewer total shares outstanding for the Company with no other change in capitalization, we expect that the reverse split would result in a stock price change approximately equal to the ratio at which the reverse split is implemented. However, there are risks associated with the Reverse Stock Split, including that ~~the Reverse Stock Split may not result in a sustained increase in the per share price of our common stock. We cannot predict whether the Reverse Stock Split will increase the market price for our common stock on a sustained basis~~ any increase in stock price resulting from the effect of the reverse split may not be sustained for any length of time, or at all. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that the market price per share of our common stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split and the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ, or that we will otherwise meet the requirements of NASDAQ for continued inclusion for trading on The NASDAQ Capital Market.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

2.	Comment: Please revise the first paragraph and the fifth-to-last paragraph of the Notice to avoid the implication that there will be no change in the percentage ownership of shares as a result of the reverse stock split and that all shareholders will be able to participate equally. In this regard, we refer to the table you include in the Notice which explains that fractional shares will not be issued, resulting in a reduction in outstanding common shares by 4,000 to 15,000 and a reduction in the total number of shareholders by 1,400.

Response: The Company proposes to revise the disclosure in the Proxy Statement as set forth in its response to Comment 1.

The Company also proposes to change the date of the meeting from November 1, 2016 to November 11, 2016 and has separately provided a pdf document showing the contemplated Schedule 14A definitive proxy statement filing.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses are acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-4443 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Megan N. Gates

Megan N. Gates